Exhibit 99.1

FOR IMMEDIATE RELEASE	January 27, 2022

Celestica Announces 2022 Annual Meeting of Shareholders

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced that the Annual Meeting of its Shareholders will be held on Thursday, April 28, 2022 at 9:30 a.m. EDT in a virtual format due to the ongoing public health concerns related to the COVID-19 pandemic.

Celestica also announced that it has set Friday, March 11, 2022 as the record date for determining shareholders of the company who are entitled to receive notice of, and to vote at, the meeting. This year, Celestica will be using the notice-and-access method for delivering the company’s proxy statement and related materials to shareholders eligible to participate at the meeting. Shareholders should expect to receive a notice-and-access document in late March. The notice-and-access document will describe the various ways in which shareholders can obtain a copy of the company’s proxy materials. The company’s proxy statement will also be available on the company’s website at www.celestica.com/shareholder-documents and on the company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers. For further information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedar.com and www.sec.gov.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com